================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                 SCHEDULE 13D/A

                               (Amendment No. 13)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               DELPHI CORPORATION
                               ------------------
                                (Name of Issuer)

                     Common Stock, $0.01 Par Value Per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    247126105
                                 --------------
                                 (CUSIP Number)

                                 Kenneth Maiman
                            Appaloosa Management L.P.
                           26 Main Street, First Floor
                                Chatham, NJ 07928
                                 (973) 701-7000
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 29, 2007
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

================================================================================

SCHEDULE 13D

-------------------
CUSIP No. 247126105
-------------------

----- --------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      Appaloosa Investment Limited Partnership I

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
      22-3220838
----- --------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [X]
                                                                      (b) [X](1)
----- --------------------------------------------------------------------------
3     SEC USE ONLY
----- --------------------------------------------------------------------------
4     SOURCE OF FUNDS
      OO
----- --------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
----- --------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
--------------------------------------------------------------------------------
NUMBER OF SHARES         7     SOLE VOTING POWER
BENEFICIALLY OWNED             0
BY EACH REPORTING        ----- -------------------------------------------------
PERSON WITH              8     SHARED VOTING POWER
                               27,716,000
                         ----- -------------------------------------------------
                         9     SOLE DISPOSITIVE POWER
                               0
                         ----- -------------------------------------------------
                         10    SHARED DISPOSITIVE POWER
                               27,716,000
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      101,360,421 (2)
----- --------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                         [ ]
----- --------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      18.04% (2)
----- --------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      PN
----- --------------------------------------------------------------------------

----------
(1) Box (a) is checked with respect to the relationship of the Reporting Persons and Harbinger, Merrill, UBS, Pardus and GS as described in Item 4 and footnote (2) below. Box (b) is checked with respect to the relationship of the Reporting Persons and the New Additional Investors described in Item
     4. The Reporting Persons expressly disclaim membership in a group (within the meaning of Section 13(d) of the Securities Exchange Act of 1934) with the New Additional Investors.

(2) As a result of the New Investment Agreement described in Item 4, the Reporting Persons are deemed to be the beneficial owners of shares of the Issuer's Common Stock beneficially owned by Harbinger, Merrill, UBS, Pardus and GS. Based on information filed with the Securities and Exchange Commission, Harbinger Capital Partners Master Fund I, Ltd. and its related entities beneficially own 26,450,000 shares, Merrill Lynch, Pierce, Fenner & Smith Incorporated beneficially owns 1,482,206 shares, UBS AG beneficially owns 4,419,294 shares, Pardus Special Opportunities Master Fund L.P. and its related entities beneficially own 26,400,000 shares and GS beneficially owns 14,892,921 shares.

SCHEDULE 13D

-------------------
CUSIP No. 247126105
-------------------

----- --------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      Palomino Fund Ltd.

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
      98-0150431
----- --------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [X]
                                                                      (b) [X](1)
----- --------------------------------------------------------------------------
3     SEC USE ONLY
----- --------------------------------------------------------------------------
4     SOURCE OF FUNDS
      OO
----- --------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
----- --------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      British Virgin Islands
--------------------------------------------------------------------------------
NUMBER OF SHARES         7     SOLE VOTING POWER
BENEFICIALLY OWNED BY          0
EACH REPORTING           ----- -------------------------------------------------
PERSON WITH              8     SHARED VOTING POWER
                               24,284,000
                         ----- -------------------------------------------------
                         9     SOLE DISPOSITIVE POWER
                               0
                         ----- -------------------------------------------------
                         10    SHARED DISPOSITIVE POWER
                               24,284,000
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      97,928,421 (2)
----- --------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                         [ ]
----- --------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      17.43% (2)
----- --------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      PN
----- --------------------------------------------------------------------------

----------
(1) Box (a) is checked with respect to the relationship of the Reporting Persons and Harbinger, Merrill, UBS, Pardus and GS as described in Item 4 and footnote (2) below. Box (b) is checked with respect to the relationship of the Reporting Persons and the New Additional Investors described in Item
     4. The Reporting Persons expressly disclaim membership in a group (within the meaning of Section 13(d) of the Securities Exchange Act of 1934) with the New Additional Investors.

(2) As a result of the New Investment Agreement described in Item 4, the Reporting Persons are deemed to be the beneficial owners of shares of the Issuer's Common Stock beneficially owned by Harbinger, Merrill, UBS, Pardus and GS. Based on information filed with the Securities and Exchange Commission, Harbinger Capital Partners Master Fund I, Ltd. and its related entities beneficially own 26,450,000 shares, Merrill Lynch, Pierce, Fenner & Smith Incorporated beneficially owns 1,482,206 shares, UBS AG beneficially owns 4,419,294 shares, Pardus Special Opportunities Master Fund L.P. and its related entities beneficially own 26,400,000 shares and GS beneficially owns 14,892,921 shares.

SCHEDULE 13D

-------------------
CUSIP No. 247126105
-------------------

----- --------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      Appaloosa Management L.P.

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
      22-3220835
----- --------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [X]
                                                                      (b) [X](1)
----- --------------------------------------------------------------------------
3     SEC USE ONLY
----- --------------------------------------------------------------------------
4     SOURCE OF FUNDS
      OO
----- --------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
----- --------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
--------------------------------------------------------------------------------
NUMBER OF SHARES         7     SOLE VOTING POWER
BENEFICIALLY OWNED BY          0
EACH REPORTING           ----- -------------------------------------------------
PERSON WITH              8     SHARED VOTING POWER
                               52,000,000
                         ----- -------------------------------------------------
                         9     SOLE DISPOSITIVE POWER
                               0
                         ----- -------------------------------------------------
                         10    SHARED DISPOSITIVE POWER
                               52,000,000
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      125,644,421 (2)
----- --------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                         [ ]
----- --------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      22.37% (2)
----- --------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      PN
----- --------------------------------------------------------------------------

----------
(1) Box (a) is checked with respect to the relationship of the Reporting Persons and Harbinger, Merrill, UBS, Pardus and GS as described in Item 4 and footnote (2) below. Box (b) is checked with respect to the relationship of the Reporting Persons and the New Additional Investors described in Item
     4. The Reporting Persons expressly disclaim membership in a group (within the meaning of Section 13(d) of the Securities Exchange Act of 1934) with the New Additional Investors.

(2) As a result of the New Investment Agreement described in Item 4, the Reporting Persons are deemed to be the beneficial owners of shares of the Issuer's Common Stock beneficially owned by Harbinger, Merrill, UBS, Pardus and GS. Based on information filed with the Securities and Exchange Commission, Harbinger Capital Partners Master Fund I, Ltd. and its related entities beneficially own 26,450,000 shares, Merrill Lynch, Pierce, Fenner & Smith Incorporated beneficially owns 1,482,206 shares, UBS AG beneficially owns 4,419,294 shares, Pardus Special Opportunities Master Fund L.P. and its related entities beneficially own 26,400,000 shares and GS beneficially owns 14,892,921 shares.

SCHEDULE 13D

-------------------
CUSIP No. 247126105
-------------------

----- --------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      Appaloosa Partners Inc.

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
      22-3220833
----- --------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [X]
                                                                      (b) [X](1)
----- --------------------------------------------------------------------------
3     SEC USE ONLY
----- --------------------------------------------------------------------------
4     SOURCE OF FUNDS
      OO
----- --------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
----- --------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
--------------------------------------------------------------------------------
NUMBER OF SHARES         7     SOLE VOTING POWER
BENEFICIALLY OWNED BY          0
EACH REPORTING           ----- -------------------------------------------------
PERSON WITH              8     SHARED VOTING POWER
                               52,000,000
                         ----- -------------------------------------------------
                         9     SOLE DISPOSITIVE POWER
                               0
                         ----- -------------------------------------------------
                         10    SHARED DISPOSITIVE POWER
                               52,000,000
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      125,644,421 (2)
----- --------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                         [ ]
----- --------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      22.37% (2)
----- --------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      PN
----- --------------------------------------------------------------------------

----------
(1) Box (a) is checked with respect to the relationship of the Reporting Persons and Harbinger, Merrill, UBS, Pardus and GS as described in Item 4 and footnote (2) below. Box (b) is checked with respect to the relationship of the Reporting Persons and the New Additional Investors described in Item
     4. The Reporting Persons expressly disclaim membership in a group (within the meaning of Section 13(d) of the Securities Exchange Act of 1934) with the New Additional Investors.

(2) As a result of the New Investment Agreement described in Item 4, the Reporting Persons are deemed to be the beneficial owners of shares of the Issuer's Common Stock beneficially owned by Harbinger, Merrill, UBS, Pardus and GS. Based on information filed with the Securities and Exchange Commission, Harbinger Capital Partners Master Fund I, Ltd. and its related entities beneficially own 26,450,000 shares, Merrill Lynch, Pierce, Fenner & Smith Incorporated beneficially owns 1,482,206 shares, UBS AG beneficially owns 4,419,294 shares, Pardus Special Opportunities Master Fund L.P. and its related entities beneficially own 26,400,000 shares and GS beneficially owns 14,892,921 shares.

SCHEDULE 13D

-------------------
CUSIP No. 247126105
-------------------

----- --------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      David A. Tepper

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
----- --------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [X]
                                                                      (b) [X](1)
----- --------------------------------------------------------------------------
3     SEC USE ONLY
----- --------------------------------------------------------------------------
4     SOURCE OF FUNDS
      OO
----- --------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
----- --------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      United States of America
--------------------------------------------------------------------------------
NUMBER OF SHARES         7     SOLE VOTING POWER
BENEFICIALLY OWNED BY          0
EACH REPORTING           ----- -------------------------------------------------
PERSON WITH              8     SHARED VOTING POWER
                               52,000,000
                         ----- -------------------------------------------------
                         9     SOLE DISPOSITIVE POWER
                               0
                         ----- -------------------------------------------------
                         10    SHARED DISPOSITIVE POWER
                               52,000,000
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      125,644,421 (2)
----- --------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                         [ ]
----- --------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      22.37% (2)
----- --------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      PN
----- --------------------------------------------------------------------------

----------
(1) Box (a) is checked with respect to the relationship of the Reporting Persons and Harbinger, Merrill, UBS, Pardus and GS as described in Item 4 and footnote (2) below. Box (b) is checked with respect to the relationship of the Reporting Persons and the New Additional Investors described in Item
     4. The Reporting Persons expressly disclaim membership in a group (within the meaning of Section 13(d) of the Securities Exchange Act of 1934) with the New Additional Investors.

(2) As a result of the New Investment Agreement described in Item 4, the Reporting Persons are deemed to be the beneficial owners of shares of the Issuer's Common Stock beneficially owned by Harbinger, Merrill, UBS, Pardus and GS. Based on information filed with the Securities and Exchange Commission, Harbinger Capital Partners Master Fund I, Ltd. and its related entities beneficially own 26,450,000 shares, Merrill Lynch, Pierce, Fenner & Smith Incorporated beneficially owns 1,482,206 shares, UBS AG beneficially owns 4,419,294 shares, Pardus Special Opportunities Master Fund L.P. and its related entities beneficially own 26,400,000 shares and GS beneficially owns 14,892,921 shares.

     This Amendment No. 13 (this "Amendment") to the Schedule 13D (the "Initial
Schedule 13D") initially filed on March 16, 2006 by the Reporting Persons (as defined in the Initial Schedule 13D), as amended on August 1, 2006, August 29, 2006, December 19, 2006, January 18, 2007, March 2, 2007, March 12, 2007, May
15, 2007, July 6, 2007, July 10, 2007, July 20, 2007, July 23, 2007 and August
3, 2007 relates to the common stock, $0.01 par value per share (the "Common Stock"), of Delphi Corporation, a Delaware corporation (the "Issuer"), and is being filed to amend the Reporting Persons' previously-filed Schedule 13D as specifically set forth below.

     Certain information contained in this Schedule 13D/A relates to share ownership of persons other than the Reporting Persons. The Reporting Persons expressly disclaim any liability for any such information and for any other information provided in this Amendment that does not expressly pertain to a Reporting Person, as such term is defined in Item 2 of the Initial Schedule 13D.

     The information set forth in the Exhibits to this Amendment is hereby expressly incorporated herein by reference, and the responses to each item of this Amendment are qualified in their entirety by the provisions of such Exhibits. Unless otherwise indicated, all capitalized terms shall have the meanings ascribed to them in the Initial Schedule 13D, and unless otherwise amended hereby, all information previously filed remains in effect.

Item 4 is hereby amended by adding the following:

     Revised Proposal

     On October 29, 2007, ADAH, Del-Auto, Merrill, UBS and Pardus DPH delivered to the Issuer a proposal, which the Issuer accepted, for a potential investment of up to $2.55 billion in the aggregate in preferred and common equity of the reorganized Issuer in connection with a proposed plan of reorganization for the Issuer (the "Revised Proposal"). Each of ADAH, Del-Auto, Merrill, UBS and Pardus DPH are referred to herein as the "Proposing Investors." The Revised Proposal contemplates that the New Investors would enter into an amendment (the "Amendment") to the New Investment Agreement, which contemplates a revised plan of reorganization (the "Plan") for the Issuer. The Proposing Investors will not be obligated to enter into the Amendment unless certain conditions are met, including approval of the Amendment by the Bankruptcy Court, the delivery of a financing letter from banks that would provide debt financing for the Plan and the commitment of an additional New Investor to the Revised Proposal. A copy of the Revised Proposal is attached hereto as Exhibit 29.

     Equity Investment

     Under the terms of the New Investment Agreement, as amended by the Amendment (the "Amended Investment Agreement") on the terms and subject to the conditions of the Amended Investment Agreement, the New Investors would purchase an aggregate of $800 million of convertible preferred stock and approximately $175 million of common stock in the reorganized Issuer as follows: (i) each New Investor would purchase for $34.98 per share, each New Investor's proportionate share of 5,002,978 shares of the reorganized Issuer's new common stock (the "Revised Direct Subscription Shares"); (ii) each Co-Investor would purchase for $34.98 per share, each Co-Investor's proportionate share of the reorganized Issuer's new Series B Senior Convertible Preferred Stock (the "Revised Series B Preferred Stock"); and (iii) ADAH would purchase for $29.67 per share, 13,481,313 shares of the reorganized Issuer's new Series A-1 Senior Convertible Preferred Stock (the "Revised Series A-1 Preferred Stock"). The number of Revised Direct Subscription Shares and Revised Series B Preferred Stock to be purchased by each New Investor is set forth on Schedule 2 to the Amendment.

     Additionally, on the terms and subject to the conditions of the Amended Investment Agreement, the New Investors would purchase any unsubscribed shares ("Revised Unsubscribed Shares") of the reorganized Issuer's new common stock in connection with an approximately $1.575 billion rights offering (the "Revised Rights Offering") that would be made available to holders of general unsecured claims pursuant to the Plan ("Eligible Holders"). In accordance with the Amended Investment Agreement, the Issuer would distribute certain rights to Eligible Holders to acquire new common stock of the reorganized Issuer. The rights, which would not be separately transferable, would permit Eligible Holders to purchase their pro rata share of new common stock of the reorganized Issuer at $34.98 per share.

     Altogether, the New Investors could invest up to an aggregate of $2.55 billion in the reorganized Issuer. The Amended Investment Agreement is subject to satisfaction and waiver of numerous conditions and the non-exercise by either the Issuer or the New Investors of certain termination rights, all of which are more fully described in the Amended Investment Agreement.

     The New Investors would be entitled to payment of certain commitment fees and an alternate transaction fee, in amounts, at the times and under the circumstances set forth in the Amended New Investment Agreement.

     Waiver Letter

     On October 29, 2007, the Proposing Investors and the Issuer entered into a letter agreement (the "Waiver Letter") setting forth the parties' understandings with regard to certain provisions of the New Investment Agreement. A copy of the Waiver Letter is attached hereto as Exhibit 30.

     Plan of Reorganization

     Attached as Exhibit B to the Amendment is the Issuer's proposed plan of reorganization (the "Plan"), which includes provisions for distributions to be made to creditors and stockholders, the treatment of GM's claims, and the corporate governance of the reorganized Issuer.

     Revised Investor Letter Agreement

     On October 31, 2007, Appaloosa, Harbinger, Merrill, UBS and Pardus agreed to make certain amendments to the Letter Agreement. A copy of the Letter Agreement as amended is attached hereto as Exhibit 31.

     The amended Letter Agreement would become effective if the Amended Investment Agreement becomes effective. Upon the effectiveness of the amended Letter Agreement, the

Letter Agreement attached as Exhibit 21 to the Schedule 13D/A filed July 20, 2007 would terminate and be of no further force or effect.

     Except as described in this Item 4 or otherwise described in this Statement, the Reporting Persons currently have no plans or proposals which relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of the form of Schedule 13D promulgated under the Securities Exchange Act of 1934, as amended. Subject to the terms of the Amended Investment Agreement (to the extent it becomes effective), the New Investment Agreement and the amended Letter Agreement (to the extent it becomes effective), each of the Reporting Persons reserves the right, in light of its or his ongoing evaluation of the Issuer's financial condition, business, operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions, its or his business objectives and other relevant factors, to change its or his plans and intentions at any time, as it or he deems appropriate. In particular, and without limiting the generality of the foregoing (but subject to the terms of the Confidentiality Agreement, the Amended Investment Agreement (to the extent it becomes effective), the New Investment Agreement and the Letter Agreement (to the extent it becomes effective), any one or more of the Reporting Persons (and their respective affiliates) reserves the right, in each case subject to any applicable limitations imposed on the sale of any of their Common Stock by the Securities Act of 1933, as amended, or other applicable law, to (i) purchase additional shares of Common Stock or other securities of the Issuer, (ii) sell or transfer shares of Common Stock or other securities beneficially owned by them from time to time in public or private transactions and (iii) cause any of the Reporting Persons to distribute in kind to their respective stockholders, partners or members, as the case may be, shares of Common Stock or other securities owned by such Reporting Persons.

     This Amendment is not a solicitation for votes on the Issuer's plan of reorganization. No disclosure statement has been approved by the Bankruptcy Court for the Issuer's plan of reorganization.

Item 5 is amended and restated as follows:

     (a) - (b) Set forth in the table below is the number and percentage of shares of Common Stock beneficially owned by each Reporting Person as of November 1, 2007.

------------------------------- ---------------------------- ---------------------------- ----------------------------
             Name                    Number of Shares             Number of Shares        Aggregate Number of Shares
                                  Beneficially Owned with      Beneficially Owned with    Beneficially Owned(   1)
                                     Sole Voting and            Shared Voting and
                                     Dispositive Power          Dispositive Power
------------------------------- ---------------------------- ---------------------------- ----------------------------
Appaloosa Investment Limited                 0                       27,716,000                   101,360,421
Partnership I
------------------------------- ---------------------------- ---------------------------- ----------------------------
Palomino Fund, Ltd.                          0                       24,284,000                   97,928,421
------------------------------- ---------------------------- ---------------------------- ----------------------------
Appaloosa Management L.P.                    0                       52,000,000                   125,644,421
------------------------------- ---------------------------- ---------------------------- ----------------------------
Appaloosa Partners Inc.                      0                       52,000,000                   125,644,421
------------------------------- ---------------------------- ---------------------------- ----------------------------
David A. Tepper                              0                       52,000,000                   125,644,421
------------------------------- ---------------------------- ---------------------------- ----------------------------


     Pursuant to Rule 13d-5(b)(1), the Reporting Persons are deemed to be the beneficial owner of shares of Common Stock beneficially owned by the other New Investors. Other than as described in Item 4, the Reporting Persons do not have any agreement regarding the voting or disposition of such shares. The number of shares of Common Stock beneficially owned by each of the other New Investors, based on information filed with the Securities and Exchange Commission by each such New Investor, is set forth in Items 11 and 13 on the cover pages of this Amendment.

     (c) None of the Reporting Persons has purchased or sold Common Stock during the past sixty days.

     (d) Not applicable.

     (e) Not applicable.

---------------------

(1) As a result of the New Investment Agreement described in Item 4, the Reporting Persons are deemed to be the beneficial owners of shares of the Common Stock beneficially owned by the other New Investors described in
     Item 4. Based on information filed with the Securities and Exchange Commission, Harbinger Capital Partners Master Fund I, Ltd. and its related entities beneficially own 26,450,000 shares, Merrill Lynch, Pierce, Fenner & Smith Incorporated owns 1,482,206 shares, UBS Securities LLC beneficially owns 4,419,294 shares, Pardus Special Opportunities Master Fund L.P. and its related entities beneficially own 26,400,000 and Goldman Sachs & Co beneficially owns 14,892,921 shares.

Item 6 is hereby amended by adding the following:

     On October 29, 2007, the Proposing Investors delivered the Revised Proposal to the Issuer, which the Issuer accepted.

     On October 29, 2007, the Proposing Investors and the Issuer entered into a Waiver Letter.

     On October 31, 2007, Appaloosa , Harbinger, Merrill, UBS and Pardus entered into an amended Letter Agreement, which becomes effective only if the Amended Investment Agreement becomes effective.

     Other than as described in this Statement, to the best knowledge of the Reporting Persons there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons, and between any such persons and any other person, with respect to any securities of the Issuer, including but not limited to, transfer and voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

Item 7 is amended to add the following exhibits:

   29 Proposal Letter (attaching form of First Amendment to the Equity Purchase and Commitment Agreement (Exhibit B thereto is incorporated by reference to Exhibit 99.A of the Form 8-K filed by Delphi Corporation on September 7, 2007 as modified by Exhibit B to Exhibit 99.B of the Form 8-K filed by Delphi Corporation on October 31, 2007; Exhibit C thereto is incorporated by reference to Exhibit 99.B of the Form 8-K filed by Delphi Corporation on September 7, 2007 as modified by Exhibit A to Exhibit 99.B of the Form 8-K filed by Delphi Corporation on October 31, 2007) and form of and Equity Commitment Letters) dated October 29, 2007.

   30 Equity Purchase and Commitment Agreement Waiver Letter, dated October 29, 2007, by and among A-D Acquisition Holdings, LLC, Harbinger Del-Auto Investment Company, Ltd., Merrill Lynch, Pierce, Fenner & Smith Incorporated, UBS Securities LLC, Pardus DPH Holding LLC, and Delphi Corporation.

   31 Letter Agreement, dated October 31, 2007, from Appaloosa Management L.P. to Harbinger Capital Partners Master Fund I, Ltd., Merrill Lynch, Pierce, Fenner & Smith Incorporated, UBS Securities LLC and Pardus Special Opportunities Master Fund L.P.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 2, 2007

                                                 APPALOOSA INVESTMENT LIMITED
                                                 PARTNERSHIP I

                                                 By: APPALOOSA MANAGEMENT L.P.,
                                                 Its General Partner

                                                 By: APPALOOSA PARTNERS INC.,
                                                 Its General Partner


                                                 By: /s/ David A. Tepper
                                                     ---------------------------
                                                 Name:  David A. Tepper
                                                 Title: President

                                                 PALOMINO FUND LTD.

                                                 By: APPALOOSA MANAGEMENT L.P.,
                                                 Its Investment Adviser

                                                 By: APPALOOSA PARTNERS INC.,
                                                 Its General Partner


                                                 By: /s/ David A. Tepper
                                                     ---------------------------
                                                 Name:  David A. Tepper
                                                 Title: President

                                                 APPALOOSA MANAGEMENT L.P.

                                                 By: APPALOOSA PARTNERS INC.,
                                                 Its General Partner


                                                 By: /s/ David A. Tepper
                                                     ---------------------------
                                                 Name:  David A. Tepper
                                                 Title: President

                                                 APPALOOSA PARTNERS INC.


                                                 By: /s/ David A. Tepper
                                                     ---------------------------
                                                 Name:  David A. Tepper
                                                 Title: President

                                                 /s/ David A. Tepper
                                                 -------------------------------
                                                 David A. Tepper

                                  EXHIBIT INDEX

Exhibit No.   Description
-----------   ------------------------------------------------------------------
    29        Proposal Letter (attaching form of First Amendment to the Equity
              Purchase and Commitment Agreement (Exhibit B thereto is incorporated by reference to Exhibit 99.A of the Form 8-K filed by Delphi Corporation on September 7, 2007 as modified by Exhibit B to Exhibit 99.B of the Form 8-K filed by Delphi Corporation on October 31, 2007; Exhibit C thereto is incorporated by reference to Exhibit 99.B of the Form 8-K filed by Delphi Corporation on September 7, 2007 as modified by Exhibit A to Exhibit 99.B of the
              Form 8-K filed by Delphi Corporation on October 31, 2007) and form of Equity Commitment Letters) dated October 29, 2007.

    30 Equity Purchase and Commitment Agreement Waiver Letter, dated October 29, 2007, by and among A-D Acquisition Holdings, LLC, Harbinger Del-Auto Investment Company, Ltd., Merrill Lynch, Pierce, Fenner & Smith Incorporated, UBS Securities LLC, Pardus DPH Holding LLC, and Delphi Corporation.

    31 Letter Agreement, dated October 31, 2007, from Appaloosa Management L.P. to Harbinger Capital Partners Master Fund I, Ltd., Merrill Lynch, Pierce, Fenner & Smith Incorporated, UBS Securities LLC and Pardus Special Opportunities Master Fund L.P.

                                  Page 20 of 20